Exhibit 99.1

Intelligent Group Limited Announces Execution of PIPE Financing Agreements

HONG KONG, June 17, 2025, Intelligent Group Limited (Nasdaq: INTJ), a Hong Kong-based financial public relations company today announced the execution of definitive agreements with select accredited investors in connection with a private investment in public equity (PIPE) transaction.

On June 17, 2025, the Company entered into a Securities Purchase Agreement (SPA), under which it will issue and sell 15,000,000 Class A ordinary shares, each with a par value of US$0.00001, at a price of US$0.2615 per share. In parallel, the Company executed a Registration Rights Agreement (RRA), granting investors standard registration rights for these shares. The transaction’s completion remains subject to the satisfaction of customary closing conditions as outlined in the SPA.

Ms. Wai Lau, Director, Chief Executive Officer, and Chairlady of the Board, stated, “These agreements mark a pivotal advancement in our capital strategy, positioning us to capitalize on high-potential opportunities across evolving markets. The proceeds will fortify our working capital reserves, enabling agile expansion into strategic geographies while empowering targeted investments in technology, talent, and sector innovation. We remain confident in the structural growth trajectory of financial communications and our unique positioning to capture value as industry dynamics continue to evolve. ”

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As a public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Group operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

For enquiry, please contact Intelligent Group Limited:
Karen Deng

Phone: (852) 57496688
Email: Karen.deng@intelligentjoy.com

In the event of any discrepancies with press releases from other sources, this version as published on the Company's website shall prevail.